FORM 3

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF

BENEFICIAL

OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities

Exchange Act of 1934, Section 17(a) of the

Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of

1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

August	Glenn	Russell
(Last)	(First)	(Middle)

65 East 55th Street, 32nd Floor
(Street)

New York	NY	10022
(City)	(State)	(Zip)

2. Date of Event Requiring Statement (Month/Day/Year)	December 28, 2001

3. IRS Identification Number of Reporting Person if an entity
(Voluntary)

4. Issuer Name and Ticker or Trading Symbol	Stage Stores, Inc./STGS

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_X_ Director __ Officer __X__10% Owner ___ Other
(specify below) (specify below)
_______________________ _________________

6. If Amendment, Date of Original (Month/Day/Year)	N/A

7. Individual or Joint/Group Filing (Check Applicable Line)
_X__ Form Filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock ($0.01 par value)	172,330	(D)

Common Stock ($0.01 par value)	3,312,121	(I)	See Note (1)

Table II - Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Options	See Note (2)	20,000 shares of Common Stock ($0.01 par value)	See Note (2)	(I)	See Note (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Reponses:

(1) Direct beneficial ownership is by the following affiliates of Glenn August in which he has a pecuniary interest: Oak Hill Securities Fund L.P. (1,681,506); Oak Hill Securities Fund - II L.P. (1,546,879); Lerner Enterprises, LP (37,473); and P&PK Family Ltd. Partnership (46,263).

(2) Direct beneficial ownership is by Oak Hill Advisors L.P., an affiliate of Glenn August in which he has a pecuniary interest. The options were initially issued to Glenn August, then assigned by him to Oak Hill Advisors L.P. as required by the contractual arrangement between them. The options were issued in three equal groupings and with per share exercise prices of $13.75, $15.00 and $16.25 respectively. The right to exercise these options will vest over four years from August 24, 2001, with 25% of each group vesting at the end of each of the first four years following the date of grant, and will expire on the earlier of (i) sixty (60) days after the date Mr. August is no longer a Director of Stage Stores, Inc. and (ii) ten years from the date of the grant.

/s/ Glenn August	December 28, 2001
**Signature of Reporting Person	Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.